Exhibit 99.2

THIS ANNOUNCEMENT IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES, AUSTRALIA, CANADA, JAPAN, THE REPUBLIC OF SOUTH AFRICA OR ANY JURISDICTION WHERE TO DO SO MIGHT CONSTITUTE A VIOLATION OF LOCAL SECURITIES LAWS OR REGULATIONS.

Summit Therapeutics plc

(“Summit” or the “Company”)

Summit Therapeutics Announces the Results of Placing, Issue of Equity and Related Party Transaction

Oxford, UK, 27 March 2018 – Summit Therapeutics plc (NASDAQ: SMMT, AIM: SUMM) announces the completion of the Placing announced earlier today.

A total of 8,333,333 new Ordinary Shares (“Placing Shares”) have been placed by Panmure Gordon and N+1 Singer at a Placing Price of 180 pence per Placing Share to raise a total of approximately £15.0 million for the Company (before expenses). The Placing Shares being issued represent approximately 10.2% of the Company’s number of issued shares as enlarged by the Placing. The Placing Price represents a discount of 5.3% to the Company’s mid-market closing price as at 26 March 2018, being the last practicable day before the announcement of the Placing. The Placing, which was oversubscribed, has received support from both existing and new shareholders.

The Company expects to use the net proceeds of the Placing to i) accelerate preparatory activities for a placebo controlled clinical trial of ezutromid, and for a potential regulatory filing of ezutromid in Duchenne muscular dystrophy (“DMD”) based on the 48-week results from the ongoing Phase 2 clinical trial called PhaseOut DMD; ii) continue development of the Company’s utrophin modulator and infectious disease pipeline activities; and iii) support initiation of the Phase 3 clinical trials of ridinilazole for C. difficile infection (“CDI”) that are planned to commence in Q1 2019. The Company believes that the net proceeds from the Placing, together with its existing cash and cash resources and funding arrangements, will extend its cash runway through to at least 30 April 2019.

Panmure Gordon and N+1 Singer are acting as Joint Brokers and Joint Bookrunners to the Company in relation to the Placing and Cairn is acting as Nominated Adviser to the Company.

“We are pleased with the level of interest from both existing and new investors in supporting our plans to advance ezutromid, our utrophin modulator for DMD,” commented Glyn Edwards, Chief Executive Officer of Summit. “Summit recently announced positive interim 24-week data from our PhaseOut DMD clinical trial which showed that ezutromid significantly reduced muscle damage and muscle inflammation in patients with DMD. We look forward to the full 48-week trial data in the third quarter of 2018 which could further support the disease modifying potential of ezutromid as a treatment for all patients with DMD.

“This funding will provide us with clinical and regulatory flexibility as we seek to rapidly advance ezutromid and bring this potential transformational treatment to patients as quickly as possible. We would like to thank our current investors for their continued support and welcome our new institutional investors to Summit.”

Issue of Equity

The Placing Shares will be issued credited as fully paid and will, on issue, be identical to and rank pari passu in all respects with the existing Ordinary Shares, including the right to receive all dividends and other distributions thereafter declared, made or paid following the date of Admission.

Completion of the Placing remains conditional upon the Placing Agreement having become unconditional in all respects and on Admission. Application has been made to the London Stock Exchange for the admission to trading on AIM of the 8,333,333 Placing Shares. It is expected that Admission will become effective and that dealings in the Placing Shares on AIM will commence at 8.00 a.m. BST on 29 March 2018.

The total number of Ordinary Shares following Admission will be 81,901,173 with each Ordinary Share carrying the right to one vote. The Company has no shares in Treasury; therefore following Admission the total number of voting rights in Summit will be 81,901,173. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify an interest in, or change to their interest in, the share capital of the Company under the FCA’s Disclosure and Transparency Rules.

Related Party Transaction

Lansdowne Partners Limited (“Lansdowne”), has agreed to subscribe for 2,083,000 Placing Shares. Lansdowne is a Substantial Shareholder under the AIM Rules and therefore the participation of Lansdowne in the Placing constitutes a related party transaction under Rule 13 of the AIM Rules. The Directors, having consulted with Cairn, consider that the terms of Lansdowne’s participation in the Placing are fair and reasonable in so far as Shareholders are concerned. Following Admission, Lansdowne is expected to have a shareholding representing 25.8% of the enlarged issued share capital of the Company.

The capitalised terms used in this announcement have the meaning as defined in the announcement published today by the Company at 7.00 a.m. BST unless otherwise stated.

This announcement contains inside information for the purposes of Article 7 of the EU Regulation 596/2014.

Contacts

Summit
Glyn Edwards / Richard Pye (UK office)	Tel:	44 (0)1235 443 951
Erik Ostrowski / Michelle Avery (US office)		+1 617 225 4455

Cairn Financial Advisers LLP (Nominated Adviser)	Tel:	+44 (0)20 7213 0880
Liam Murray / Tony Rawlinson

N+1 Singer (Joint Broker)	Tel:	+44 (0)20 7496 3000
Aubrey Powell / Jen Boorer

Panmure Gordon (Joint Broker)	Tel:	+44 (0)20 7886 2500
Freddy Crossley / Ryan McCarthy, Corporate Finance
Tom Salvesen, Corporate Broking

MacDougall Biomedical Communications (US)	Tel:	+1 781 235 3060
Karen Sharma		ksharma@macbiocom.com

Consilium Strategic Communications (UK)	Tel:	+44 (0)20 3709 5700
Mary-Jane Elliott / Jessica Hodgson /		summit@consilium-comms.com
Philippa Gardner

IMPORTANT NOTICES

Neither the contents of the Company’s website nor the contents of any website accessible from hyperlinks on the Company’s website (or any other website) is incorporated into, or forms part of, this announcement.

This announcement does not constitute, or form part of, a prospectus relating to the Company, nor does it constitute or contain any invitation or offer to any person, or any public offer, to subscribe for, purchase or otherwise acquire any shares in the Company or advise persons to do so in any jurisdiction, nor shall it, or any part of it form the basis of or be relied on in connection with any contract or as an inducement to enter into any contract or commitment with the Company.

The content of this announcement has not been approved by an authorised person within the meaning of the Financial Services and Markets Act 2000 (“FSMA”). This announcement has been issued by and is the sole responsibility of the Company. The information in this announcement is subject to change.

This announcement does not constitute an offer to sell, or a solicitation of offers to purchase or subscribe for, securities in the United States. The securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold, directly or indirectly, in or into the United States or to, or for the account or benefit of, a U.S. Person (as defined in Regulation S under the Securities Act), except pursuant to an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. No public offering of securities is being made in the United States. Any public offering of securities to be made in the United States may be made only by means of a prospectus obtained from the issuer that contains detailed information about the issuer and its management and financial statements. This announcement is not for release, publication or distribution, directly or indirectly, in or into the United States, Australia, Canada, Japan, the Republic of South Africa or any jurisdiction where to do so might constitute a violation of local securities laws or regulations (a “Prohibited Jurisdiction”). This announcement and the information contained herein are not for release, publication or distribution, directly or indirectly, to persons in a Prohibited Jurisdiction unless permitted pursuant to an exemption under the relevant local law or regulation in any such jurisdiction.

This announcement is directed only at persons whose ordinary activities involve them in acquiring, holding, managing and disposing of investments (as principal or agent) for the purposes of their business and who have professional experience in matters relating to investments and: (i) if in a member state of the European Economic Area, are, unless otherwise agreed with the Joint Bookrunners, qualified investors within the meaning of article 2(1)(e) of the Prospectus Directive (“Qualified Investors”); and (ii) if in the United Kingdom, fall within: (a) article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”); (b) article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the Order; or (c) any other person to whom it may lawfully be communicated (all such persons together being referred to as “Relevant Persons”). This announcement must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this announcement relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.

Panmure Gordon is authorised and regulated by the Financial Conduct Authority in the United Kingdom. Panmure Gordon is acting solely as joint broker and joint bookrunner exclusively for the Company and no one else in connection with the contents of this announcement and will not regard any other person (whether or not a recipient of this announcement) as its client in relation to the contents of this announcement nor will it be responsible to anyone other than the Company for providing the protections afforded to its clients or for providing advice in relation to the contents of this announcement. Apart from the responsibilities and liabilities, if any, which may be imposed on Panmure Gordon by FSMA or the regulatory regime established thereunder, Panmure Gordon accepts no responsibility whatsoever, and makes no representation or warranty, express or implied, for the contents of this announcement including its accuracy, completeness or verification or for any other statement made or purported to be made by it, or on behalf of it, the Company or any other person, in connection with the Company and the contents of this announcement, whether as to the past or the future. Panmure Gordon accordingly disclaims all and any liability whatsoever, whether arising in tort, contract or otherwise (save as referred to above), which it might otherwise have in respect of the contents of this announcement or any such statement.

N+1 Singer is authorised and regulated by the Financial Conduct Authority in the United Kingdom. N+1 Singer is acting solely as joint broker and joint bookrunner exclusively for the Company and no one else in connection with the contents of this announcement and will not regard any other person (whether or not a recipient of this announcement) as its client in relation to the contents of this announcement nor will it be responsible to anyone other than the Company for providing the protections afforded to its clients or for providing advice in relation to the contents of this announcement. Apart from the responsibilities and liabilities, if any, which may be imposed on N+1 Singer by FSMA or the regulatory regime established thereunder, N+1 Singer accepts no responsibility whatsoever, and makes no representation or warranty, express or implied, for the contents of this announcement including its accuracy, completeness or verification or for any other statement made or purported to be made by it, or on behalf of it, the Company or any other person, in connection with the Company and the contents of this announcement, whether as to the past or the future. N+1 Singer accordingly disclaims all and any liability whatsoever, whether arising in tort, contract or otherwise (save as referred to above), which it might otherwise have in respect of the contents of this announcement or any such statement.

Cairn is authorised and regulated by the Financial Conduct Authority in the United Kingdom. Cairn is acting solely as nominated adviser exclusively for the Company and no one else in connection with the contents of this Announcement and will not regard any other person (whether or not a recipient of this Announcement) as its client in relation to the contents of this Announcement nor will it be responsible to anyone other than the Company for providing the protections afforded to its clients or for providing advice in relation to the contents of this Announcement. Apart from the responsibilities and liabilities, if any, which may be imposed on Cairn by FSMA or the regulatory regime established thereunder, Cairn accepts no responsibility whatsoever, and makes no representation or warranty, express or implied, for the contents of this Announcement including its accuracy, completeness or verification or for any other statement made or purported to be made by it, or on behalf of it, the Company or any other person, in connection with the Company and the contents of this Announcement, whether as to the past or the future. Cairn accordingly disclaims all and any liability whatsoever, whether arising in tort, contract or otherwise (save as referred to above), which it might otherwise have in respect of the contents of this Announcement or any such statement.

In connection with the Placing, the Bookrunners and any of its respective affiliates, acting as investors for their own accounts, may subscribe for or purchase ordinary shares in the Company (“Ordinary Shares”) and, in that capacity may retain, purchase, sell, offer to sell or otherwise deal for their own accounts in such Ordinary Shares and other securities of the Company or related investments in connection with the Placing or otherwise. Accordingly, references to the Ordinary Shares being offered, subscribed, acquired, placed or otherwise dealt in should be read as including any offer to, or subscription, acquisition, placing or dealing by the Bookrunners and any of its respective affiliates acting as investors for their own accounts. In addition, the Bookrunners or its respective affiliates may enter into financing arrangements and swaps in connection with which it or its affiliates may from time to time acquire, hold or dispose of Ordinary Shares. The Bookrunners have no intention to disclose the extent of any such investment or transactions otherwise than in accordance with any legal or regulatory obligations to do so.

Forward-looking Statements

This announcement includes statements, estimates, opinions and projections with respect to anticipated future performance of the Company (“forward-looking statements”) which reflect various assumptions concerning anticipated results taken from the Company’s current business plan or from public sources which may or may not prove to be correct. These forward-looking statements can be identified by the use of forward looking terminology, including the terms ‘anticipates’, ‘target’, ‘believes’, ‘estimates’, ‘expects’, ‘intends’, ‘may’, ‘plans’, ‘projects’, ‘should’ or ‘will’, or, in each case, their negative or other variations or comparable terminology or by discussions of strategy, plans, objectives, goals, future events or intentions. Such forward-looking statements reflect current expectations based on the current business plan and various other assumptions and involve significant risks and uncertainties and should not be read as guarantees of future performance or results and will not necessarily be accurate indications of whether or not such results will be achieved. As a result, prospective investors should not rely on such forward-looking statements due to the inherent uncertainty therein. No representation or warranty is given as to the completeness or accuracy of any forward-looking statements contained in this announcement. Forward-looking statements speak only as of the date of such statements and, except as required by applicable law, none of the Company, Panmure or N+1 Singer assumes any responsibility or obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. No statement in this announcement is intended to be a profit forecast and no statement in this announcement should be interpreted to mean that earnings per share of the Company for the current or future financial years would necessarily match or exceed the historical published earnings per share of the Company.

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